Exhibit 99.2

Clarivate to Acquire Decisions Resources Group Supplemental Materials January 17, 2020

2 Forward - Looking Statements These materials contain “forward - looking statements” as defined in the Private Securities Litigation Reform Act of 1995 . Forward - looking statements are neither historical facts nor assurances of future performance . Instead, they are based only on management’s current beliefs, expectations, and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy, and other future conditions . Because forward - looking statements relate to the future, they are difficult to predict, and many are outside of our control . Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward - looking statements include our failure to consummate the DRG acquisition as a result of a failure to obtain the necessary approval of PEL shareholders, over which we have no control, a failure to obtain necessary antitrust clearances, or otherwise ; our failure to refinance borrowings under the bridge loan facility referred to above because of an inability to raise sufficient equity or debt capital or otherwise, which would likely materially increase our costs of financing the DRG acquisition and result in our failure to achieve the financial benefits we anticipate ; our failure to achieve the anticipated cost and revenue synergies from the DRG acquisition ; as well as the factors discussed under the caption “Risk Factors” in the prospectus Clarivate filed with the U . S . Securities and Exchange Commission (“SEC”) on December 6 , 2019 , along with our other filings with the SEC . However, those factors should not be considered to be a complete statement of all potential risks and uncertainties . Forward - looking statements are based only on information currently available to our management and speak only as of the date of this press release . We do not assume any obligation to publicly provide revisions or updates to any forward - looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws . Please consult our public filings with the SEC or on our website at www . clarivate . com . Non - GAAP Financial Measures The non - GAAP financial measures discussed herein are not recognized terms under, and should not be considered as a substitute for, financial measures calculated in accordance with U . S . generally accepted accounting principles (“GAAP”) . Our definitions of and method of calculating non - GAAP financial measures may vary from the definitions and methods used by other companies, which may limit their usefulness as a comparative measure . Our presentation of non - GAAP financial measures should not be construed as an inference that our future results will be unaffected by any of the adjusted items, or that our projections and estimates will be realized in their entirety or at all . In addition, because of these limitations, non - GAAP financial measures should not be considered as measures of liquidity or discretionary cash available to us to fund our cash needs, including investing in the growth of our business and meeting our obligations . See the Appendix for definitions of the non - GAAP measures used herein and a reconciliation to the most directly comparable GAAP measures .

3 Transaction Highlights • Clarivate has signed a definitive agreement to acquire Decision Resources Group (“DRG”), a division of Piramal Enterprises Limited (“PEL”), for $900 million in cash and approximately $50 million in Clarivate stock (to be issued following the first anniversary of closing) • DRG is a premier provider of high - value data, analytics and insights solutions to the Life Sciences (LS) industry, serving pharmaceutical, biotech and medical device companies as well as healthcare payers and providers • Transaction expected to close within the first quarter 2020 subject to customary closing conditions and approval by PEL shareholders • Cash component of transaction will be backstopped with a committed bridge facility; Clarivate expects to raise a combination of debt and equity capital in advance of closing the transaction to optimize go - forward capital structure Transformative Life Sciences acquisition delivers significant strategic and financial benefits for Clarivate

• Combines Clarivate’s leading pre - clinical solutions with DRG’s commercialization solutions to deliver a complete data - driven solution across the entire Life Sciences, drug, device and medical technology value chain • Creates a leading Life Sciences data and analytics provider of differentiated scale and capabilities, and doubles size of Clarivate’s Life Sciences business • Combination elevates Clarivate’s position in the $19 billion Life Sciences analytics market, growing at 12% • DRG’s and Clarivate’s complementary solutions will better position Clarivate going forward in a market that favors tech - enabled players with end - to - end capabilities and broad and proprietary datasets • Sales opportunities in high - growth international markets leveraging Clarivate’s global footprint • Brings together best talent across both organizations to address critical needs and adopt best practices from each 4 Strategic and Financial Highlights Complementary Fit with Clarivate Life Sciences Compelling Financial Merits

Strategic and Financial Highlights

Complementary Fit with Clarivate Life Sciences

Compelling Financial Merits

- In 2019, DRG generated $207 million in revenue, with 9% organic growth and $47 million of Adjusted EBITDA which increases to $77 million upon attainments of $30m of cost synergies
- DRG's 2019 revenue composition is 42% subscription, 27% re-occurring and 31% value-add analytical and consultative services
- Approximately $30 million in identified cost savings will be realized over 18 months, implying ~12x LTM Adjusted EBITDA multiple
- Adjusted EPS accretive in 2020, including impact of equity offering
- Revenue growth acceleration from sales into shared client base and new products that leverage complementary datasets and expertise
- Adjusted EBITDA margin and cash flow margin accretive, including run-rate cost savings

Clarivate Analytics

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6 Adjusted Revenue Overview Segment Revenue Type Geographic 56% 44% Science Group Intellectual Property Group 82% 18% Subscription Transactional 45% 55% North America International FY’18 Clarivate FY’18 Combined 63% 37% Science Group Intellectual Property Group 75% 5% 20% Subscription Re-Occurring Transactional 50% 50% North America International Note: Charts reflect Adjusted Revenue data. This data excludes the divested IPM business as well as the impact of the deferre d r evenues purchase accounting adjustments. DRG data reflects reported revenues.

7 DRG: Leading Provider of Data & Insights for the Life Sciences Vertical Business Overview Product / Service Offering by Use Case • DRG provides data - driven resources and analytics solutions to enable healthcare market participants to make informed business decisions about critical commercial challenges • DRG has a highly - regarded brand, broad set of capabilities and strong customer relationships with some of the largest players in the health and Life Sciences space • DRG is a division of Piramal Enterprises Limited, a publicly - traded company in India Business Model • Revenue is earned through Product sales (access to best - in - class research), Analytics (data and insights) offering and value - add Services (strategic consulting, training) • ~70% of revenue is subscription / reoccurring in nature Understand Patients & Markets Optimize Access for Patients Engage Key Stakeholders • Patient and market landscape / forecasting, treatment analysis, new product development, brand tracking / strategy • Policy analytics, HEOR, promotion tools, pricing and reimbursement insights, eLearning • Commercial targeting and strategy, patient segmentation, digital marketing, social analytics

8 DRG: Deep and Broad Customer Relationships Biopharma Med Tech Payer / Provider Other Life Sciences [DRG] works with 50 of the Top 50 Life Sciences companies Med Tech [DRG] works with 19 of the top 20 medical device companies Payers/Providers [DRG] works with 8 of the top 10 U.S. payers and top U.S. health systems

9 Acquisition Completes the Pre - Clinical to Commercial Data Value Chain Clarivate Will Now Offer a Broader Synergistic Portfolio of Tools and Services Across the Entire Lifecycle from Research to Outcome Drug Development Intelligence & Analytics Preclinical Pre - clinical Clinical Post - launch Discovery Phases I - III Approval & Access In - market Off Ptnt./ Generics Market Assessment Market Access • Combines expertise, data and technologies of DRG with Clarivate, helping customers make smarter and faster evidence - based decisions, boosting clinical and commercial success • DRG’s and Clarivate’s combined sales and content capabilities create significant revenue growth opportunities through new product development and deeper market penetration

10 Life Sciences Analytics and Information Services is a Large and Growing Market Global Life Sciences Analytics to Grow at ~12% CAGR Projected Growth by Geography (CAGR 2019 - 2024) 8% 12% 10% 15%  2019E  2024E  MedTech  (11% CAGR)  Pharma  (13% CAGR)  Payer, Provider, Others  (10% CAGR)  $19bn  $33bn 12% CAGR Source: Markets and Markets Life Science Analytics Market Forecast to 2024 Clarivate’s Global Footprint Provides Sales Opportunities in High - Growth International Markets

1 1 Transaction Parameters and Financing Considerations • Purchase Price: $950 million – $900 million backstopped via a committed bridge facility – Clarivate expects to raise the capital in the form of debt and equity before the closing of the transaction – $50 million equity issued to Piramal Enterprises Limited – Stock will be issued following the first anniversary of closing – Adjusted EPS accretive in 2020, including impact of equity offering

Appendix

1 Insert footer Reconciliation of Non - GAAP financial measures and required reported data DRG Adjusted EBITDA for the Years Ended December 31, 2019 and 2018 (unaudited) Descriptions Adjusted EBITDA adjustments 1. Includes costs incurred related to various restructuring efforts as a result of changes in leadership and the integration of acquisitions. Costs include mainly severance expense for terminated personnel from acquired businesses and exit cost obligations related to exiting certain facilities. 2. Reflects costs related to completed and uncompleted acquisitions, primarily related to third party professional fees. 3. Costs in 2019 relate primarily to retention bonuses paid to certain employees and incremental executive salaries paid in contemplation of the sale of the Company, as well as management fees paid to a related party. Costs in 2018 primarily relate to retention bonuses paid to employees of acquired companies, severance paid to certain executives and management fees paid to a related party. 4. Reflects primarily a one - time payment received in 2019 related to a failed sale of one of the Company's businesses and other one - time adjustments. Reconciliation ($ in millions) Year Ended December 31, 2019 2018 (unaudited) (unaudited) Net (loss) $ (21.7) $ (32.5) (+) Benefit for income taxes 1.4 0.7 (+) Depreciation and amortization 30.4 32.7 (+) Interest, net 24.6 25.2 (+) Loss on extinguishment of debt 0.0 1.9 (+) Restructuring (1) 7.2 0.4 (+) Transaction related costs (2) 0.1 0.8 (+) Transition, Transformation, and Integration (3) 5.3 2.9 (+) Impairment of Intangible Assets 0.1 0.0 (+) Deferred revenues a djustment 0.0 0.1 (+) Share - based compensation 0.9 0.0 (+) Litigation related costs 1.3 0.0 (+) Loss on sale of assets 0.4 0.0 ( - ) Other (4) (2.4) (0.4) Adjusted EBITDA $ 47.6 $ 31.8

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